UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

1.   DATE, TIME AND VENUE: On February 22nd, 2022, at 04:00 p.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors the Technical and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to the article 15, paragraph 2 of the Company’s Rules, and establishing, therefore, quorum in accordance to the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. PROGRAM FOR THE BUYBACK OF SHARES ISSUED BY THE COMPANY: having analyzed the market conditions, the management considered adequate to approve a new program for the buyback of common shares issued by the Company (“Program”).

Therefore, the Board of Directors, pursuant to article 15, item XV of the Bylaws, unanimously approved a new Program, in accordance with CVM Instruction No. 567, of September 17th, 2015 (“ICVM 567”), which was authorized as follows:

(i) Program Objective: acquisition of common shares issued by the Company for future cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

(ii) Resources: the share buybacks will be made through the utilization of the capital reserve balance constant in the last Interim Financial Statements of the Company published on December 31st, 2021 (R$ 649.4 million), considering the exceptions referred to the Article 7, Paragraph 1 of ICVM 567.

(iii) Deadline: The Program will commence from the date of the Board of Directors’ resolution, remaining in place until February 22nd, 2023.

(iv) Price and Acquisition Method: the acquisitions will be made through the Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, pending the Company’s management to decide the time and quantity of shares to be purchased, respecting the limits provided for in the Program, and applicable regulation.

(v) Company Capital: The Company’s capital currently consists of 1,676,938,271 common shares, already considering the cancellation of shares already approved by this Collegiate.

(vi) Number of Shares to be Acquired: Up to a maximum of 42,383,420 common shares;

(vii) Number of Outstanding Shares: 432,661,200 common shares, according to the definition given by Article 8, Paragraph 3, Item I of ICVM 567; and

(viii) Intermediary Financial Institutions: The operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo – SP, (iii) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP and (iv) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, room 201 - Rio de Janeiro/RJ.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

Lastly, pursuant to Article 5 of ICVM 567, the members of the Board of Directors of the Company provided the information contained in Attachment I of these minutes, and authorized the Company’s Executive Board to take all necessary actions for the full execution of the Program.

5. CLOSING: With no further business to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, February 22nd, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Juan Carlos Ros Brugueras; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 415th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 22nd, 2022, drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

Attachment 30-XXXVI of CVM Instruction No. 480/09

Trading of Shares Issued by the Company

1. Justify in detail the purpose and expected economic effects of the operation:

The program for the buyback of shares issued by Telefônica Brasil S.A. (“Company”) approved at the Board of Directors’ Meeting held on February 22nd, 2022, aims to acquire common shares issued by the Company for future cancellation, sale, or hold in treasury, with no capital stock reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s allocation (“Program”).

2. Inform the number of shares (i) outstanding and (ii) already held in treasury:

The number of Company’s shares (i) outstanding is 432,661,200 common shares, pursuant to the Article 8, Paragraph 3, Item I, of CVM Instruction No. 567, of September 17th, 2015 (“ICVM 567”); and (ii) held in treasury is 882,700 common shares.

3. Inform the number of shares that may be acquired or disposed of:

To a maximum of 42,383,420 common shares.

4. Describe the main characteristics of the derivative instruments that the company will use, if any:

Not applicable.

5. Describe, if any, any existing agreements or voting instructions between the company and the counterparty of operations:

Not applicable.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

6. In the case of transactions carried out in organized securities markets, inform: a. the maximum price (minimum) for which the shares will be acquired (sold); and b. if applicable, the reasons to perform the operation at prices more than 10% (ten percent) higher, in the case of purchase, or more than 10% (ten percent) lower, in the case of sale, than the average price, weighted by volume, within ten (10) trading days prior:

Not applicable.

7. Inform, if any, the impacts that the trading will have on the composition of the shareholding control or management structure of the corporation:

Not applicable.

8. Identify counterparties, if known, and, in the case of related party to the company, as defined by accounting rules that address this matter, provide the information required by art. 8 of CVM Instruction No. 481, of December 17th, 2009:

Not applicable.

9. State the allocation of resources earned, if any:

In case of subsequent disposal of the shares acquired in the Program context, the allocation of the resources will be decided in due course, when there will be proper communication to the market.

10. State the deadline for the liquidation of authorized transactions:

the Program will commence from the date of the Board of Directors’ resolution, remaining in place until February 22nd, 2023.

11. Identify institutions that will act as intermediaries, if any:

The operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo – SP, (iii) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP and (iv) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, room 201 - Rio de Janeiro/RJ.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 415th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 22nd, 2022

12. Specify the available resources to be used, according to Article 7, Paragraph 1, of CVM Instruction No. 567, of September 17th, 2015:

The share buybacks will be made through the utilization of the capital reserve balance constant in the last Interim Financial Statements of the Company published on December 31st, 2021 (R$ 649.4 million), considering the exceptions referred to the Article 7, Paragraph 1 of ICVM 567.

13. Specify the reasons why members of the board of directors are comfortable that the share buyback shall not affect the fulfillment of obligations to creditors or the payment of mandatory dividends, fixed or minimum:

According to the Company’s latest Interim Financial Statements based on December 31st, 2021, the Company’s cash is R$ 6.5 billion. For illustrative purposes, in case of repurchase of all 42,383,420 shares, the amount that would be allocated for such operations (considering the weighted average of the quotations of the last 30 days) would reach approximately R$ 2.0 billion, corresponding to about 30% of the Company’s cash.

The Board of Directors assesses that the current financial position of the Company, its capital structure, as well as its high cash generation capacity and its low level of indebtedness, give it sufficient flexibility and financial capacity to execute the buyback of shares foreseen in this Program through the application of available resources, without prejudice to its ability to comply with other obligations assumed with creditors, as well as the payment of mandatory, fixed or minimum dividends.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director